82-4340

03 DEC 10 AM 7:21

AM 7:21

03045032

RBS TV de Florianópolis S.A.

Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 and Report of Independent Accountants

SUPPL

DW 12/11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

To the Board of Directors and Stockholders
RBS TV de Florianópolis S.A.

1 We have audited the accompanying balance sheets of RBS TV de Florianópolis S.A. as of December 31, 2002 and 2001, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of RBS TV de Florianópolis S.A. at December 31, 2002 and 2001, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4 We have also reviewed the accompanying financial statements of RBS TV de Florianópolis S.A. as of and for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

PRICEWATERHOUSECOOPERS

RBS TV de Florianópolis S.A.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting practices adopted in Brazil.

Porto Alegre, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" SC

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0 "S" SC

RBS TV de Florianópolis S.A.

Balance Sheet
In thousands of Brazilian reais

Assets	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current assets				
Cash and cash equivalents	292	458	66	
Trade accounts receivable	7,835	8,021	7,484	6,924
Group companies (Note 4)	616	14,601	7,914	18,107
Inventories	31	51	28	28
Other	123	42	125	245
	8,897	23,173	15,617	25,304
Long-term receivables				
Group companies (Note 4)	21,327		21,546	
Judicial deposits and fiscal incentives	1,595	1,596	1,634	1,593
	22,922	1,596	23,180	
Permanent assets				
Investments	868	841	868	888
Property, plant and equipment (Note 5)	6,923	6,523	6,300	7,196
	7,791	7,364	7,168	8,084
Total assets	39,610	32,133	45,965	34,981

Liabilities and stockholders' equity	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current liabilities				
Trade accounts payable (Note 6)	1,461	240	133	1,389
Accounts payable relating to network agreements	2,066	1,107	827	1,073
Loans				3
Salaries and social security contributions	1,477	1,477	1,721	1,589
Provision for income taxes (Note 11 (b))	480	1,235	1,321	173
Other taxes payable	165	253	147	244
Commissions and bonuses payable	823	858	807	618
Dividend proposed/payable	25	25	25	25
Other accounts payable	345	544	389	339
	6,842	5,739	5,370	5,453
Long-term liabilities				
Deferred income taxes (Note 11 (b))	870	930	878	820
Group companies (Note 4)	531	531	531	531
Provision for contingencies (Note 9)	583	472	622	416
	1,984	1,933	2,031	1,767
Stockholders' equity (Note 7)				
Capital	3,406	3,406	3,406	3,406
Capital reserve	2,641	2,641	2,641	2,641
Revenue reserve	675	675	675	675
Retained earnings	24,062	17,739	31,842	21,039
	30,784	24,461	38,564	27,761
Total liabilities and stockholders' equity	39,610	32,133	45,965	34,981

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Operating revenues				
Advertising	47,109	49,354	38,931	33,498
Taxes on revenues	(1,808)	(1,859)	(1,584)	(1,255)
	45,301	47,495	37,347	32,243
Operating costs				
Programming and sales	(9,866)	(10,028)	(8,786)	(7,124)
Personnel	(4,067)	(5,704)	(2,690)	(2,867)
Depreciation (Net of reimbursement (Note 3(a)))	(1,148)	(1,610)	(728)	(893)
Royalties (Note 1)	(1,622)	(1,722)	(1,347)	(1,160)
Other	(1,991)	(1,802)	(2,222)	(1,354)
	(18,694)	(20,866)	(15,773)	(13,398)
Gross profit	26,607	26,629	21,574	18,845
Operating income (expenses)				
Selling	(5,625)	(5,901)	(3,611)	(3,674)
General and administrative	(7,817)	(3,770)	(5,436)	(5,612)
Financial income	1,612	507	465	1,194
Financial expenses (Note 8)	(311)	(104)	(37)	(328)
Other, net	169	1,771	(1)	(43)
	(11,972)	(7,497)	(8,620)	(8,463)
Operating profit	14,635	19,132	12,954	10,382
Non-operating income, net	15	5	22	23
Income before taxes on income	14,650	19,137	12,976	10,405
Social contribution (Note 11 (a))	(1,234)	(1,859)	(1,159)	(861)
Income tax (Note 11 (a))	(1,649)	(3,885)	(2,443)	(1,336)
Net income for the year/period	11,767	13,393	9,374	8,208
Net income per share at the end of the year/period - R$	5.88	6.69	4.68	4.10

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2001	3,406	2,292	675	15,016	21,389
Fiscal incentive investments		349			349
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(498)	(498)
Interest on capital distributed to stockholders (R$ 0.59 per share) (Note 7 (b))				(1,172)	(1,172)
Net income for the year				13,393	13,393
Proposed dividend (R$ 4.49 per share) (Note 7 (a))				(9,000)	(9,000)
At December 31, 2001	3,406	2,641	675	17,739	24,461
Interest on capital distributed to stockholders (R$ 0.72 per share) (Note 7 (b))				(1,444)	(1,444)
Net income for the year				11,767	11,767
Dividends distributed (R$ 2.00 per share) (Note 7 (a))				(4,000)	(4,000)
At December 31, 2002	3,406	2,641	675	24,062	30,784

RBS TV de Florianópolis S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data **(continued)**

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2003	3,406	2,641	675	24,062	30,784
Interest on capital distributed to stockholders (R$ 0.80 per share) (Note 7 (b)) (Unaudited)				(1,594)	(1,594)
Net income for the period (Unaudited)				9,374	9,374
At September 30, 2003 (Unaudited)	3,406	2,641	675	31,842	38,564
At January 1, 2002	3,406	2,641	675	17,739	24,461
Interest on capital distributed to stockholders (R$ 0.45 per share) (Note 7(b)) (Unaudited)				(908)	(908)
Dividends distributed (R$ 1,997.36 per thousand shares) (Note 7 (a)) (Unaudited)				(4,000)	(4,000)
Net income for the period (Unaudited)				8,208	8,208
At September 30, 2002 (Unaudited)	3,406	2,641	675	21,039	27,761

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003** (Unaudited)	**2002** (Unaudited)
Financial resources were provided by:				
Net income for the year/period	11,767	13,393	9,374	8,208
Expenses (income) not affecting working capital:				
Deferred income taxes	(60)	(41)	8	(110)
Provision for contingencies	111	(1,290)	39	(56)
Depreciation	1,148	1,610	1,071	893
Net book value of permanent asset disposals	26	59	15	111
	12,992	13,731	10,507	9,046
Decrease in long-term receivables		109		3
Total funds provided	12,992	13,840	10,507	9,049
Financial resources were used for:				
Increase in long-term receivables	21,326		258	
Investments	47			47
Property, plant and equipment	1,554	1,357	463	1,677
Decrease in long-term liabilities		41		
Proposed/distributed dividend	4,000	9,000		4,000
Interest on capital distributed to stockholders	1,444	1,172	1,594	908
Total funds used	28,371	11,570	2,315	6,632
Increase (decrease) in working capital	(15,379)	2,270	8,192	2,417
Current assets				
At the end of the year/period	8,897	23,173	15,617	25,304
At the beginning of the year/period	23,173	27,936	8,897	23,173
	(14,276)	(4,763)	6,720	2,131
Current liabilities				
At the end of the year/period	6,842	5,739	5,370	5,453
At the beginning of the year/period	5,739	12,772	6,842	5,739
	1,103	(7,033)	(1,472)	(286)
Increase (decrease) in working capital	(15,379)	2,270	8,192	2,417

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Florianópolis, in the State of Santa Catarina, Brazil, and is engaged in television broadcasting.

The Rede Brasil Sul - RBS Group includes other companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that, as from April 2002, foreign shareholders may own a maximum of 30% of the capital of television broadcasting companies. Until that date, foreign shareholders were not allowed and Brazilian corporations could not own more than 30% of the capital, with no voting shares.

The Federal licenses required for the television broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, television broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (fifteen years) and are renewable upon application for a similar period. The company's current license expires in 2007.

Through an operating agreement, the company is part of the largest Brazilian national TV network, the Globo network. Although the network agreement has limited terms, it is renewable, and the company has maintained its network relationship continuously for more than thirty-five years.

The company maintains operating agreements with the other RBS Group television companies in Santa Catarina. The affiliated stations are required to broadcast the national and regional network programs and advertising. In exchange for national programming, the affiliated companies are charged a programming fee but are entitled to the revenues from local advertising sold by them.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In thousands of Brazilian reais, unless otherwise stated

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings, since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values.

Advertising revenue relates to broadcasting national and regional advertising and is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

Programming costs relate mainly to retransmission rights acquired from the national network.

Selling expenses include commissions paid to advertising agencies in relation to regional advertising.

The company is reimbursed for administrative and general expenses incurred on behalf of other RBS Group television companies and the depreciation expense related to equipment used by those companies.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

These assets are stated at cost. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate of 9% applied to adjusted income before income tax. Deferred income taxes are calculated on temporary differences.

In thousands of Brazilian reais, unless otherwise stated

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2002, totaled R$ 1,743 (December 31, 2001 - R$ 1,150; nine-month period ended September 30, 2003 - R$ 742; September 30, 2002 - R$ 1,025).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				September 30			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable - Group companies	616		2,094		7,914		4,733	
Zero Hora - Editora Jornalística S.A.								
Financial income				363				
Televisão Gaúcha S.A.								
Long-term receivables - Group companies	4,109				4,109			
General and administrative expenses (reimbursement)		(1,579)		(1,126)		(1,251)		(1,174)
Operating cost (reimbursement)						(479)		
Canal Rural Produções Ltda.								
Accounts receivable - Group companies			1,100				1,182	
Long-term receivables - Group companies	1,210				1,300			
Financial expenses		138				112		82
RBS Empresa de TVA Ltda.								
Accounts receivable - Group companies			1,364				1,465	
Long-term receivables - Group companies	1,501				1,612			
Financial expenses		171				139		101
RBS Participações S.A.								
Accounts receivable - Group companies			9,949				10,751	
Long-term receivables - Group companies	14,538				14,555			
Financial income		1,269		456				752
Teleparbs Participações S.A.								
Financial income				173				
Other RBS Group companies								
Accounts receivable - Group companies			94				(24)	
Long-term receivables - Group companies	(31)				(30)			
Long-term liabilities - Group companies	(531)		(531)		(531)		(531)	
General and administrative expenses (reimbursement)		2,252		3,496		2,363		1,699
Depreciation (reimbursement)		197		104		343		83
Network agreement		2,443		2,046		1,559		1,641

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Loans to other related companies bear interest calculated at market rates. As from January 1, 2003, the balances with Televisão Gaúcha S.A. and RBS Participações S.A. bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

(d) In April 1996, the company received deposits from the affiliated stations to guarantee the company's equipment used by these affiliated stations; these are recorded as long-term liabilities.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

			December 31		September 30		
			2002	2001	2003	2002	
	Cost	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	22		22	22	22	22	
Buildings and structures	5,066	(1,539)	3,527	3,589	3,852	3,496	4 and 10
Installations	1,473	(1,271)	202	280	171	245	10 to 33
Machinery and equipment	16,982	(14,078)	2,904	2,180	2,086	3,087	10 to 33
Vehicles	1,102	(890)	212	347	111	254	20 and 33
Others	56		56	105	58	92	
	24,701	(17,778)	6,923	6,523	6,300	7,196	

In thousands of Brazilian reais, unless otherwise stated

6 Trade Accounts Payable

Trade accounts payable at December 31, 2002 include R$ 1,122 indexed to the Japanese Yen.

7 Stockholders' Equity

(a) Capital comprises 2,002,640 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 6% of net income per the statutory financial statements after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

On July 31 and August 31, 2002, the company's board of directors decided to distribute interim dividends totaling R$ 4,000 related to that year.

On December 31, 2001, the company's board of directors decided to propose dividends totaling R$ 9,000 related to that year.

The dividends proposed/distributed in 2002 and 2001, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividends due on those years and were later approved at the respective Annual General Meeting.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

In thousands of Brazilian reais, unless otherwise stated

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Balances per statutory financial statements	24,753	18,331	32,540	21,603
Adjustments arising from the constant currency accounting methodology	(1,883)	(1,768)	(1,956)	(1,834)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	1,192	1,176	1,258	1,270
Balances in these financial statements	24,062	17,739	31,842	21,039

8 Financial Expenses

Financial expenses include R$ 9 (December 31, 2001 - R$ 134; September 30, 2002 - R$ 8) of interest and a loss of R$ 17 at December 31, 2001 from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements, when applicable, and the index used to adjust local currency loans or exchange rate variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

9 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

In thousands of Brazilian reais, unless otherwise stated

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

10 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are based on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The Sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2002 amounted to R$ 206 (December 31, 2001 - R$ 179; nine-month period ended September 30, 2003 - R$ 178; September 30, 2002 - R$ 153).

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

In thousands of Brazilian reais, unless otherwise stated

11 Social Contribution and Income Tax

(a) Reconciliation of income tax and social contribution

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Income before income tax and social contribution	14,650	19,137	12,976	10,405
Rate - %	25	25	25	25
	(3,663)	(4,784)	(3,244)	(2,601)
Effects of permanent differences				
Non-deductible expenses	(157)	(909)	(67)	(48)
Non-taxable income	215	725	135	272
Credit for electoral advertising (Note 3 (d))	1,743	1,150	742	1,025
Other	213	(67)	(9)	16
As per statement of operations	(1,649)	(3,885)	(2,443)	(1,336)
(II) Social contribution				
Income before income tax and social contribution	14,650	19,137	12,976	10,405
Rate - %	9	9	9	9
	(1,319)	(1,722)	(1,168)	(936)
Effects of permanent differences				
Non-deductible expenses	(57)	(325)	(23)	(17)
Non-taxable income	77	261	48	98
Other	65	(73)	(16)	(6)
As per statement of operations	(1,234)	(1,859)	(1,159)	(861)

In thousands of Brazilian reais, unless otherwise stated

(b) Nature of balances

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Provision for income taxes - current	90	814	879	
Deferred income taxes				
Monetary variations of permanent assets	205	303	171	218
Other temporary differences	429	378	475	350
Long-term liabilities	634	681	646	568
(II) Social contribution				
Provision for income taxes - current	390	421	442	173
Deferred income taxes				
Monetary variations of permanent assets	74	109	62	79
Other temporary differences	162	140	170	173
Long-term liabilities	236	249	232	252

* * *

03 DEC 10 AM 7:21

November 19th , 2003.

Milbank, Tweed, Hadley & McCloy
1 Chase Manhattan Plaza, 49th Floor
New York, NY 10005-1413
Attention: Mr. Raymond Fisher

Dear Mr. Fisher

Reference is made to the Dealer Agreement dated as of December 7, 1995 (the "Dealer Agreement"), among RBS Participações S.A., (the "Issuer"), Televisão Gaúcha S.A., RBS TV de Florianópolis S.A., Zero Hora - Editora Jornalística S.A. and Rádio Gaúcha S.A. (each a "Guarantor" and collectively, the "Guarantors"), Oppenheimer International Ltd. and Goldman Sachs International (the "Dealers", which term includes any institution appointed as a Dealer in accordance with the Dealer Agreement) and the Indenture, dated as of December 13, 1995 (the "Indenture"),among the Issuer, the Guarantors and The Chase Manhattan Bank N.A., as trustee (the "Trustee"). Each capitalized term used but not defined herein shall have the meaning ascribed thereto in the Dealer Agreement or the Indenture, as applicable.

Pursuant to Section 3.10 of the Indenture and 7.1.6 of the Dealer Agreement, enclosed please find one copy of each of the following:

a) the anaudited unconsolidated financial statements as of September 30, 2003 of the Issuer prepared in accordance with Brazilian GAAP;

b) the anaudited financial statements as of September 30, 2003 of each Guarantor in accordance with Brazilian GAAP;

c) the pro forma combined financial statements as of September 30, 2003 of the Guarantors prepared in accordance with Brazilian GAAP;

d) a certificate of the Chief Financial Officer of each Credit Group Company, stating whether, to the knowledge of such officer, after due inquiry, a Default or Event of Default exists on the date of such certificate.

If you should have any questions or comments regarding the enclosed items, contact the undersigned by facsimile at number 55.51.2186103.

Sincerely,

Eduardo F. da C. Damasceno Ferreira
Chief Financial Officer
RBS Participações S.A., Televisão Gaúcha S.A.,
RBS TV de Florianópolis S.A., Zero Hora-Editora
Jornalística S.A. and Rádio Gaúcha S.A.

RBS Participações S.A.
U.S.$200,000,000 Global Medium-Term Note Program

OFFICER'S CERTIFICATE

Reference is made to the Indenture, dated as of December 13,1995 (the "Indenture"), among RBS Participações S.A., (the "Issuer"), Televisão Gaúcha S.A., RBS TV de Florianópolis S.A.,Zero Hora - Editora Jornalística S.A. and Rádio Gaúcha S.A. (each a "Guarantor" and collectively, the "Guarantors"), and The Chase Manhattan Bank, N.A., as trustee (the "Trustee"). Each capitalized term used but not defined herein shall have the meaning ascribed thereto in the Indenture.

I, Eduardo Flores da Cunha Damasceno Ferreira, hereby certify that I am a duly appointed Attorney-in-Fact and Chief Financial Officer of the Issuer, Televisão Gaúcha S.A., Zero Hora - Editora Jornalística S.A., Rádio Gaúcha S.A. and RBS TV de Florianópolis S.A., and, pursuant to Section 3.10 of the Indenture do hereby further certify that, to my knowledge after due inquiry, there has not occurred as of the date hereof any Default or Event of Default under the Indenture.

DATED: September 30, 2003.

RBS PARTICIPAÇÕES S.A.
TELEVISÃO GAÚCHA S.A.
ZERO HORA-EDITORA JORNALÍSTICA S.A.
RÁDIO GAÚCHA S.A.
RBS TV de FLORIANÓPOLIS S.A.

By: ______________________
Eduardo F. da Cunha Damasceno Ferreira

as Attorney-In-Fact and Chief Financial Officer of RBS Participações S.A., Televisão Gaúcha S.A., Zero Hora Editora Jornalística S.A., Rádio Gaúcha S.A. and RBS TV Florianópolis S.A.